Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Its Nuclear JV was Granted
a Contract of Automation Control and Protection System for Two Units of
Yangjiang Nuclear Power Station

BEIJING, September 25, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced that its nuclear joint venture, China Techenergy Co., Ltd. (“CTEC”), established with China General Nuclear Power Corporation (“CGNPC”), was granted a new contract to commission automation control and reactor protection system for #5 and #6 units of Yangjiang nuclear power station, of which including Hollysys’ proprietary Distributed Control System ("HOLLiAS-N DCS") and CTEC’s proprietary reactor protection system.

Hollysys' HOLLiAS-N DCS is one of the high-end DCS products Hollysys developed for 1GW level nuclear power plant, it is also named as the "Nervous system" used for the nuclear power plant operation's automatic control and operational monitoring during its running process. It requires highly for its technology complexity and reliability. Hollysys' proprietary HOLLiAS-N DCS successfully passed a series of rigorous tests and was successfully installed and operated in #1 unit of Hongyanhe and #1 unit of Ningde Nuclear Power stations and it met all the parameters and delivered outstanding performance.

In the #5 and #6 units of Yangjiang Nuclear Power Station, CTEC’s proprietary reactor protection system will be installed for the first time, which is a significant breakthrough for China’s proprietary nuclear automation and control technology application.

The Yangjiang nuclear power station in Guangdong province is funded and constructed by a consortium of power corporations led by China General Nuclear Power Corporation. The plant is built to have six one-gigawatt (GW) pressurized water units, #5, 6 units using CGNPC’s proprietary ACPR-1000 technology which is promoted based on CPR-1000 technology that used in #1,2,3,4 units.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: "We are pleased of the continuous order flow from CGNPC to our nuclear JV for control systems and reactor protection system products. As the only qualified local automation and control technology provider to nuclear industry in China, Hollysys will leverage the strategic alliance with the largest nuclear builder and operator in China to further penetrate the nuclear automation and control market both in China and internationally, to create value for our shareholders."

CTEC’s current order book is consisted of the following fourteen reactors: #2, 3, 4 units of Hongyanhe Nuclear Power Station, #2, 3, 4 units of Ningde Nuclear Power Station, #1, 2, 3, 4, 5, 6 units of Yangjiang Nuclear Power Station, and #1, 2 units of Fangchenggang Nuclear Power Station.

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September 25, 2013

About China Techenergy Co., Ltd. (CTEC)

China Techenergy Co., Ltd. (CTEC) is a 60/40 joint venture owned by China General Nuclear Power Corporation (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys). Founded in October 2005, the company is engaged in providing automation and control related engineering design, system integration, and technical services for nuclear industry. CTEC has the permit granted by National Nuclear Safety Administration of China to design and manufacture nuclear safety class automation and control systems.

About China General Nuclear Power Corporation (CGNPC)

China General Nuclear Power Corporation ("CGNPC") is a state-owned nuclear power corporation under the supervision of Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business. With CGNPC as its core enterprise, China General Nuclear Power Group (CGNPG) is comprised of more than thirty wholly-owned or controlling subsidiaries.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

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September 25, 2013

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com